Mail Stop 3561

March 25, 2008

Mr. Howard Kaminsky
Chief Financial Officer
Sport Chalet, Inc.
One Sport Chalet Dr.
La Canada, CA 91011

      Re: Sport Chalet, Inc.
             Form 10-K for the Fiscal Year Ended April 1, 2007
             Filed June 13, 2007
             Form 10-Q for the Fiscal Quarter Ended December 30, 2007
             Filed February 12, 2008
             File No. 0-20736

Dear Mr. Kaminsky

      We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended April 1, 2007

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 20

1. In future filings, to the extent material, please discuss the impact of gift card breakage on your result of operations. While the amounts of breakage recognized

are often immaterial to net sales, the impact can be material to operating and/or net income since breakage typically has no directly associated costs. Accordingly, it appears the changes in breakage between the periods presented in your filing had a material impact on your results of operations, especially when considering your fiscal 2006 operating and net income excluding the effects of your recapitalization.

Liquidity and Capital Resources, page 25

2. To the extent that payments made for maintenance, utilities, and property taxes on your leased properties are material, please include a footnote below the contractual obligations table to indicate that the lease obligation amounts presented do not include these additional obligations. Please consider disclosing amounts paid in prior years for these items in order to provide a context for the reader to understand the impact of these charges on your total lease obligations. See Item 303(a)(5) of Regulation S-K and footnote 46 to SEC Release No. 33-8350. Please also ensure your table complies with the format provided in Item 303(a)(5), including presentation of a total column by maturity date.

Critical Accounting Policies and Use of Estimates, page 27

3. In future filings, please revise the discussion of your critical accounting policies to focus on the assumptions and uncertainties that underlie your critical accounting estimates. Please also quantify, where material, and provide an analysis of the impact of critical accounting estimates on your financial position and results of operations for the periods presented, including the effects of changes in critical accounting estimates between periods. In addition, please include a qualitative and quantitative analysis of the sensitivity of reported results to changes in your assumptions, judgments, and estimates, including the likelihood of obtaining materially different results if different assumptions were applied. For example, please expand your inventory valuation disclosures to more specifically discuss the significant estimates involved in your inventory accounting and supplement your discussion by providing quantitative analysis. Please consider disclosing further information about your cost-to-retail ratio, markups and markup cancellations, markdowns and markdown cancellations, promotional price changes, shrinkage, and valuation adjustments. Please also disclose the reasons underlying any adjustments and material changes between periods and provide sensitivity analyses showing the impact on your statements of operations given a specified change in the parameters of your estimates. Please refer to SEC Release No. 33-8350.

Controls and Procedures, page 31

4. We advise you that your definition of disclosure controls and procedures is incomplete. Please revise future filings to indicate that disclosure controls and

procedures are designed to ensure that information required to be disclosed in the reports you file or submit to the SEC under the Exchange Act is:

- recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms; and

- accumulated and communicated to your management, including your principal executive and principal financial officer, to allow timely decisions regarding required disclosure.

See Exchange Act Rule 13a-15(e) and 15d-15(e).

Consolidated Statements of Cash Flows, page 39

5. Please clarify why for each fiscal year you have reflected the entire amount of tax benefits related to the exercise of stock options as financing activity inflows. Please note that tax benefits upon exercise are operating inflows to the extent that they do not exceed the related deferred tax asset and excess tax benefits are recognized as financing inflows. See paragraphs 68, 81, and A94-96 of SFAS 123(R).

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 43

6. You disclose that the value of loyalty points earned are included in accrued expenses and recorded as a reduction in sales at the time the points are earned, based on the retail value of points that are projected to be redeemed. Please clarify if your accounting policy is to defer a portion of the revenue for customer transactions earning the rewards until those rewards are redeemed or to accrue for the cost of the awards, through a reduction of sales with no subsequent reversal of that sales reduction, as they are earned by customers. Please provide us with the illustrative journal entries you use to record the initial accrual of the awards and at their redemption. If you defer a portion of the revenue transactions earning the awards until the rewards are redeemed, please tell us where on your statements of operations you classify the cost of the free product distributed to customers at the redemption date. Lastly, please quantify for us the loyalty program accrual as of each balance sheet date presented in your filing and the amount of loyalty program expenses and/or sales reductions reflected on each statement of operations presented.

Vendor Allowances, page 44

7. With respect to the volume rebates you receive from vendors, please tell us and disclose whether you record the rebates as progress is made toward earning them or whether they are only recognized upon achievement of milestones. If you record the rebates as progress is made toward earning them, please confirm that significant adjustments to expected cash rebates or refunds were unnecessary in the past. Please see paragraphs 7-9 of EITF 02-16.

Advertising Costs, page 44

8. We believe that you should disclose the amounts of cooperative advertising funds netted against advertising expenses for each period presented to meet the disclosure objectives of paragraph 49.c. of SOP 93-7. Please do so in future filings.

Earnings Per Share, page 45

9. Page 29 of your proxy statement filed on September 1, 2005 indicates that "the holder of each share of Class A Common Stock will be entitled to receive a cash dividend equal to 110% of any regular cash dividend paid with respect to a share of Class B Common Stock." Since your two classes of common stock have different dividend rates, it appears that you should present your EPS measures using the two-class method described in EITF 03-6 and paragraphs 60 and 61 of SFAS 128. Please either revise your filing to present both your basic and diluted EPS using the two-class method, or otherwise tell us why you believe your current presentation complies with GAAP. Cite the applicable authoritative GAAP guidance in your response. As required by paragraph 4 of SFAS 129, please also expand your disclosures to describe the pertinent rights and privileges of your Class A and B common stock.

Form 10-Q for the Fiscal Quarter Ended December 30, 2007

Note 4. Impairment of Long-lived Assets, page 8

10. We note that you recorded a $2.1 million impairment charge during the quarterly period ended December 30, 2007 related to certain underperforming California stores and have the following comments:

    •   Please provide us with further information about the circumstances that led to this impairment and the timing of this charge, including how long these stores have been open and why an impairment charge was not necessary in prior periods.

    •   Please tell us how you determined that no other stores were impaired.

- • Please expand your Critical Accounting Policy concerning impairment of long-lived assets to provide more detail consistent with the guidance in Section V of SEC Release No. 33-8350, including quantifying the impact of reasonably likely changes in your impairment testing assumptions. Please show us what this expanded disclosure will look like.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filings;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Andrew Blume (Staff Accountant) at (202) 551-3254 if you have questions regarding the comments on the financial statements and related matters. Please contact me at (202) 551-3737 with any other questions.

Sincerely,

Jennifer Thompson
Accounting Branch Chief